
October 18, 2012

Via E-mail
William C. Erbey
Chairman
Altisource Asset Management Corporation
402 Strand St.
Frederiksted, United States Virgin Islands 00840-3531

> **Re:**   **Altisource Asset Management Corporation**
> **Form 10-12G**
> **Filed September 20, 2012**
> **File No. 000-54809**

Dear Mr. Erbey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12G

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.   Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Item 15. Financial Statement and Exhibits, page iii

2.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

<u>Exhibit 99.1</u>

<u>General</u>

3.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your information statement that you are an emerging growth company and revise your information statement to:

·   Describe how and when a company may lose emerging growth company status;

·   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

·   State your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

4.   We note that the registration statement for Altisource Residential Corporation registers securities pursuant to Section 12(b) of the Exchange Act and this registration statement registers securities pursuant to Section 12(g) of the Exchange Act. Please supplementally tell us the reasons for registering your securities under the Section 12(g) and Residential's securities under Section 12(g).

5.   Please describe the material terms of the NewSource Asset Management Agreement, including a description of the fee arrangements.

6.   We note your use of factual assertions throughout the information statement. The basis for your comparative factual assertions and for your management's beliefs should be clear from the text or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following assertions:

- non-performing loans often sell for as low as 55% of the estimated value of the underlying property securing the loan,

- borrowers may refinance these loans at or near 95% of the estimated value of the underlying property,

- Altisource has developed a unique, low cost and centralized vendor management model that enables it to perform these services at substantially lower costs than its competitors, and

- single-family rental assets as a $3 trillion growth market, accounting for 52% of all residential rental units.

Reasons for the Separation, page 8

7.   Please revise your disclosure, here or elsewhere, as applicable, to discuss Altisource's business and how AAMC's business strategy differs.

Risk Factors, page 10

8.   We note your disclosure in the MD&A section that you will receive a management fee from NewSource. Please add a risk factor that discusses on your dependence on NewSource.

The Separation, page 24

9.   Please describe how the separation ratio was determined. Additionally, please supplementally provide us with copies of any reports or presentations provided to the board in connection with evaluating and determination of the separation ratio.

Treatment of Fractional Shares, page 25

10.   We note your disclosure that you "anticipate that these sales will occur as soon as practicable after the Separate Date." (emphasis added) Please revise your disclosure to make clear that the sales of fractional shares will occur as soon as practicable after the Separation Date.

Relationship Between Altisource and Us Following the Separation, page 32

11. Please expand your disclosure in this section to describe the fee arrangements in each of the agreements described in this section, including the amount of those fees or how they will be determined. Please also explain what you mean by "fully-allocated cost of providing the services."

Capitalization, page 35

12. We note your disclosure that AAMC may be required to consolidate the financial results of Residential and that you are currently evaluating the terms of the Residential Asset Management Agreement for the appropriate accounting and reporting treatment under U.S. GAAP. Once you determine the appropriate accounting and reporting treatment, please tell us and disclose how AAMC came to that conclusion and the authoritative literature upon which AAMC relied and how it supports its conclusion.

Residential's Business Strategy, page 43

13. We note your disclosure that Altisource has managed and maintained over 90,000 REO Properties, which represents approximately $9 billion of estimated value in such properties and that Mr. Erbey is also the Chairman of Altisource. Please expand your disclosure to disclose any material adverse business developments of Altisource.

Key Investment Strategies for Residential, page 45

14. We note your disclosure that Ocwen has been a pioneer in developing servicing industry best practices and utilizes advanced modeling of loan and consumer-specific resolution alternatives to reduce losses and that Mr. Erbey is also the Chairman of Ocwen. Please expand your disclosure to disclose any material adverse business developments of Ocwen.

Management, page 48

15. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of your business and structure.

Certain Relationships and Related Party Transactions, page 64

16. Please revise your disclosure in this section to quantity the percentage of Mr. Erbey's and Mr. Pandey's equity interest in each entity enumerated.

17.   Please describe the role and relationship that you and each of your directors and officers has with each entity enumerated in this section and briefly describe the nature of the conflict.

18.   We note your disclosure on page 17 that certain of your shareholders, directors and officers have other investments and business activities in addition to their interest in AAMC and that such persons may pursue or acquire a corporate opportunity for other persons or entities or not present the corporate opportunity to you. Please disclose in this section the number and amount of competing businesses and how such persons will make decisions to allocate investments.

Altisource Residential, L.P.

Note 1. Organization and Basis of Presentation, page F-6

19.   We note your disclosure on page 48 that simultaneously with the Separation, Altisource Residential Corporation ("Residential") will acquire all of the outstanding equity interests in Altisource Residential GP, LLC ("GP"), the general partner of the Altisource Residential, L.P. (the "Partnership"), for nominal consideration. We also note your disclosure in note 1 on page F-6 that Altisource Residential GP Member, LLC ("GP Member") is the sole member of GP. Please revise to disclose the ownership of GP Member and tell us the nature and significance of the assets, liabilities, and operations of GP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William C. Erbey
Altisource Asset Management Corporation
October 18, 2012
Page 6

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jonathan Wiggins, Accounting Reviewer, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

                               Sincerely,

                               /s/ Sonia Gupta Barros

                               Sonia Gupta Barros
                               Special Barros